Exhibit 99.1

Qutoutiao Inc. Reports Third Quarter 2020 Unaudited Financial Results

SHANGHAI, China, December 16, 2020 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•	Combined average MAUs[1] were 120.5 million, compared to 133.9 million in the third quarter of 2019 and 136.5 million in the second quarter of 2020.
•	Combined average DAUs[2] were 39.7 million, compared to 42.1 million in the third quarter of 2019 and 43.0 million in the second quarter of 2020.
•	Average daily time spent per DAU was 55.3 minutes, compared to 61.3 minutes in the third quarter of 2019 and 55.2 minutes in the second quarter of 2020.
•

Net revenues were RMB1,130.0 million (US$166.4 million), at the low end of the Company’s guided range of RMB1,130 million and RMB1,150 million, compared to RMB1,406.9 million in the third quarter of 2019 and 1,441.0 million in the second quarter of 2020.

•

Net loss was RMB269.4 million (US$39.7 million), compared to net loss of RMB888.4 million in the third quarter of 2019 and net loss of RMB222.1 million in the second quarter of 2020. Net loss margin was 23.8%, compared to 63.1% in the third quarter of 2019 and 15.4% in the second quarter of 2020.

•

Non-GAAP net loss[3] was RMB131.4 million (US$19.4 million), compared to non-GAAP net loss of RMB833.1 million in the third quarter of 2019 and non-GAAP net loss of RMB173.3 million in the second quarter of 2020. Non-GAAP net loss margin was 11.6%, compared to 59.2% in the third quarter of 2019 and 12.0% in the second quarter of 2020.

Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented, “We are delighted to see the resilience of our business as reflected in the results of the third quarter.”

“As we continue to improve the operational efficiency, we see a balanced and promising path towards growth and profitability for the coming years.” Mr. Tan concluded.

Third Quarter 2020 Financial Results

Net revenues in the third quarter of 2020 were RMB1,130.0 million (US$166.4 million), a decrease of 19.7% from RMB1,406.9 million in the third quarter of 2019.

Advertising and marketing revenues were RMB1,062.8 million (US$156.5 million) in the third quarter of 2020, a decrease of 23.1% from RMB1,381.6 million in the third quarter of 2019. The year-over-year decrease in our advertising and marketing revenues was primarily due to the remedial measures undertaken by us in response to the report by China Central Television on certain advertisements placed by third-party advertising agents on Qutoutiao application, such as removing misleading or inappropriate advertisements from our applications, and the temporary removal of Qutoutiao application from several major Android-based app stores in China from July 16, 2020 to July 31, 2020, which caused decreases in our average MAUs, average DAUs and average daily time spent by DAU. The relevant incidents were disclosed in our earnings release for the second quarter of 2020. To a lesser extent, the decrease was also due to the impact of COVID-19, which adversely affected the sentiment of our advertisers.

Other revenues were RMB67.2 million (US$9.9 million) in the third quarter of 2020, an increase of 165.9% from RMB25.3 million in the third quarter of 2019, primarily due to increase of revenues from live-streaming, and to a lesser extent, increase of revenues from Midu’s membership service and online games.

Cost of revenues were RMB371.8 million (US$54.8 million) in the third quarter of 2020, a decrease of 25.1% from RMB496.1 million in the third quarter of 2019, primarily attributable to decrease in costs of integrated marketing services and savings in IT infrastructure costs, and the nationwide exemption of cultural development fees on the provision of advertising services for 2020, although these decreases were partially offset by increases in revenue sharing with game developers, and license fees paid to professional medias.

Gross profit was RMB758.3 million (US$111.7 million) in the third quarter of 2020, a decrease of 16.8% from RMB910.8 million in the third quarter of 2019. Gross margin was 67.1%, increased from 64.7% in the third quarter of 2019, mainly driven by decrease of integrated marketing services in the third quarter of 2020, which has a relative lower gross margin.

Research and development expenses were RMB243.1 million (US$35.8 million) in the third quarter of 2020, a decrease of 7.1% from RMB261.6 million in the third quarter of 2019, mainly due to savings of personnel expenses relating to a trim of headcount in research and development personnel.

Sales and marketing expenses were RMB701.5 million (US$103.3 million) in the third quarter of 2020, a decrease of 53.3% year-over-year from RMB1,503.2 million in the third quarter of 2019. Sales and marketing expenses as a percentage of net revenues was 62.1% in the third quarter of 2020, compared to 106.8% in the third quarter of 2019.

User engagement expenses were RMB264.7 million (US$39.0 million) in the third quarter of 2020, a decrease of 50.6% year-over-year and 42.1% quarter-over-quarter. User engagement expenses per DAU per day were RMB0.07 in the third quarter of 2020, compared to RMB0.14 in the third quarter of 2019 and RMB0.12 in the second quarter of 2020. In the third quarter, the Company continuously refined its loyalty program algorithm. With the savings in engagement expenses, the Company was able to continue its invests in richer and more attractive content as well as the algorithm that aims to match the content much more precisely with user needs, which enhanced user engagement and further reduced the Company’s reliance on its loyalty programs.

User acquisition expenses were RMB385.9 million (US$56.8 million) in the third quarter of 2020, a decrease of 51.0% year-over-year and 11.4% quarter-over-quarter. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing. The decrease mainly reflected the Company’s efforts in optimizing its traffic acquisition strategy, and to a lesser extent, the weak

[1]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[2]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

[3]

For more information on the non-GAAP financial measures, see the section entitled “Use of Non-GAAP Financial Measures” below and the table captioned “Reconciliation of GAAP And Non-GAAP Results” set forth at the end of this press release.

advertising market environment. User acquisition expenses per new installed user4 in the third quarter of 2020 were RMB5.73, which decreased by 12.8% year-over-year but increased by 73.9% quarter-over-quarter. The quarter-over-quarter increase reflected the shift of our traffic acquisition focus, from new initiatives that had relative low installation costs in the second quarter, to core applications such as Midu and Qutoutiao in the third quarter.

Other sales and marketing expenses were RMB50.9 million (US$7.5 million) in the third quarter of 2020, decreased by 71.5% year-over-year but increased by 56.9% quarter-over-quarter, mainly driven by decreased sponsorship to TV shows year-over-year, and increased share-based compensation expenses quarter-over-quarter.

General and administrative expenses were RMB85.5 million (US$12.6 million) in the third quarter of 2020, an increase of 49.7% from RMB57.1 million in the third quarter of 2019. General and administrative expenses for the third quarter of 2020 included share-based compensation expenses of RMB49.1 million (US$7.2 million), compared to RMB6.6 million in the corresponding period of 2019, mainly driven by new option grants and vesting conditions being met during the third quarter of 2020.

Other operating income was RMB23.8 million (US$3.5 million) in the third quarter of 2020, compared to RMB11.7 million in the third quarter of 2019, primarily due to an increase in our VAT deduction as a result of a new tax regulation effective on April 1, 2019.

Loss from operations was RMB247.9 million (US$36.5 million) in the third quarter of 2020, compared to RMB899.4 million in the third quarter of 2019. Operating loss margin was 21.9%, compared to 63.9% in the third quarter of 2019.

Non-GAAP loss from operations was RMB109.9 million (US$16.2 million) in the third quarter of 2020, compared to RMB844.2 million in the third quarter of 2019. Non-GAAP operating loss margin was 9.7%, compared to 60.0% in the third quarter of 2019.

Non-operating loss for the third quarter of 2020 was RMB23.6 million (US$3.5 million), compared to a non-operating income of RMB10.4 million for the same period last year. Non-operating loss for the third quarter of 2020 mainly included a RMB15.4 million (US$2.3 million) loss associated with fair value changes on long-term investments, and a net interest expenses of RMB8.0 million.

Net loss was RMB269.4 million (US$39.7 million), compared to net loss of RMB888.4 million in the third quarter of 2019. Net loss margin was 23.8%, compared to 63.1% in the third quarter of 2019.

Non-GAAP net loss was RMB131.4 million (US$19.4 million), compared to non-GAAP net loss of RMB833.1 million in the third quarter of 2019. Non-GAAP net loss margin was 11.6%, compared to 59.2% in the third quarter of 2019.

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders was RMB281.4 million (US$41.5 million) in the third quarter of 2020, compared to RMB891.8 million in the third quarter of 2019. Non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders was RMB143.4 million (US$21.1 million) in the third quarter of 2020, compared to RMB836.6 million in the third quarter of 2019.

[4]	“New installed user” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once.

Basic and diluted net loss per American Depositary Share (“ADS”) was RMB0.96 (US$0.14) in the third quarter of 2020. Non-GAAP basic and diluted net loss per ADS was RMB0.49 (US$0.07) in the third quarter of 2020. Each four ADSs represent one Class A ordinary share of the Company.

Cash and cash flow

As of September 30, 2020, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB514.2 million (US$75.7 million), compared to RMB1,652.5 million as of December 31, 2019. Net cash used in operating activities in the third quarter of 2020 was RMB284.3 million (US$41.9 million), compared to RMB669.4 million in the third quarter of 2019. During the third quarter of 2020, the Company paid RMB135.7 million (US$20.0 million) to redeem a portion of preferred shares of a subsidiary and the transaction was completed in the fourth quarter of 2020.

One of Qutoutiao's subsidiaries entered into definitive investment agreements with certain unaffiliated investors on December 11, 2020.

Our liquidity to meet our future working capital and capital expenditure requirements is based on our ability to enhance user engagement and retention by offering higher quality and diversified contents while closely control the content costs, and optimize the user loyalty programs and the traffic acquisition strategy to efficiently control and reduce these user related costs. We will further preserve liquidity and manage cash flows by reducing discretionary expenditure including advertising expenses and general and administrative expenses. Our ability to fund operations and meet convertible loan obligations is also based on our ability to obtain capital financing from equity and debt investors. Currently, we believe that we have sufficient cash and other financial resources to fund operations for at least the next 12 months.

Recent Development

Director and management change

Mr. Yongbo Dai has resigned as a Director of the Company due to personal reasons. The resignation became effective on December 16, 2020. Following Mr. Dai’s resignation, the Board of the Company is now comprised of six members.

Mr. Binjie Zhu has stepped down from the Company's vice president position for personal reasons effective from November 30, 2020, and he will continue to serve as a senior advisor to the Company.

Business Outlook

For the fourth quarter of 2020, the Company currently expects net revenues to be between RMB1,230 million and RMB1,250 million, representing a decrease of 25% to 26% year-over-year. This outlook reflects Qutoutiao’s current and preliminary view, which is subject to uncertainty.

Conference Call

Qutoutiao’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on December 16, 2020 (9:00 a.m. Beijing/Hong Kong time on December 17).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/2241767 at least 15 minutes prior to the scheduled call start time.

Please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.qutoutiao.net.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until 7:59 a.m. U.S Eastern Time on December 24, 2020, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	2241767

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It has grown tremendously and has led the free online literature industry since inception. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP loss from operations, non-GAAP operating loss margin, non-GAAP net loss, non-GAAP net loss margin, non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders and non-GAAP basic and diluted net loss per ADS, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Each of these non-GAAP financial measures represents the corresponding GAAP financial measure excluding share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the rate in effect as of September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Qutoutiao’s beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 outbreak; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in RMB, or otherwise noted)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	347,817,093	260,153,347
Restricted cash	27,871,552	64,493,035
Short-term investments	1,276,830,926	189,522,346
Accounts receivable, net	526,822,932	651,838,953
Amount due from related parties	278,155,878	372,946,467
Prepayments and other current assets	234,728,386	181,003,102
Total current assets	2,692,226,767	1,719,957,250

Non-current assets:
Long-term investments	37,589,200	82,599,579
Property and equipment, net	24,115,374	15,117,861
Intangible assets	88,943,679	86,487,437
Goodwill	7,268,330	7,268,330
Right-of-use assets, net	69,241,754	36,622,461
Other non-current assets	20,811,791	148,355,589
Total non-current assets	247,970,128	376,451,257
Total assets	2,940,196,895	2,096,408,507

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	-	20,000,000
Accounts payable	328,268,752	395,971,045
Amount due to a related party	3,436,586	3,332,743
Registered users’ loyalty payable	134,145,439	78,594,329
Advance from customers and deferred revenue	246,630,128	139,457,716
Salary and welfare payable	129,169,734	123,533,514
Tax payable	118,156,494	140,195,990
Lease liabilities, current	38,210,188	19,288,626
Accrued liabilities related to users’ loyalty programs	89,184,947	104,017,226
Accrued liabilities and other current liabilities	788,495,442	709,530,929
Total current liabilities	1,875,697,710	1,733,922,118

Lease liabilities, non-current	26,651,446	8,088,658
Convertible loan	1,218,905,676	1,216,983,850
Deferred tax liabilities	21,228,656	19,426,226
Other non-current liabilities	7,212,463	5,091,639
Non-current liabilities	1,273,998,241	1,249,590,373
Total liabilities	3,149,695,951	2,983,512,491

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB

Total redeemable non-controlling interests	495,844,565	519,935,598

Shareholders’ deficit
Ordinary shares	44,651	46,357
Treasury stock	(142,228,779)	(142,228,779)
Additional paid-in capital	4,321,100,861	4,651,697,745
Accumulated other comprehensive income (loss)	(17,934,525)	16,352,114
Accumulated deficit	(4,862,464,162)	(5,928,567,972)
Total Qutoutiao Inc. shareholders’ deficit	(701,481,954)	(1,402,700,535)
Non-controlling interests	(3,861,667)	(4,339,047)
Total deficit	(705,343,621)	(1,407,039,582)

Total liabilities, redeemable non-controlling interests and shareholders’ deficit	2,940,196,895	2,096,408,507

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the nine months ended
	September 30	June 30	September 30	September 30	September 30
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB

Advertising and marketing revenues	1,381,619,079	1,378,130,528	1,062,766,624	3,826,799,574	3,804,897,023
Other revenues	25,290,100	62,864,776	67,245,213	84,906,269	177,906,785

Net revenues[5]	1,406,909,179	1,440,995,304	1,130,011,837	3,911,705,843	3,982,803,808

Cost of revenues	(496,081,867)	(400,215,157)	(371,755,415)	(1,136,721,190)	(1,232,725,578)

Gross profit	910,827,312	1,040,780,147	758,256,422	2,774,984,653	2,750,078,230

Operating expenses:
Research and development expenses	(261,599,590)	(224,200,283)	(243,118,815)	(638,301,750)	(748,182,361)
Sales and marketing expenses	(1,503,239,735)	(925,311,954)	(701,460,094)	(4,121,959,554)	(2,701,300,003)
General and administrative expenses	(57,101,646)	(105,471,595)	(85,458,868)	(204,650,200)	(298,426,398)
Total operating expenses	(1,821,940,971)	(1,254,983,832)	(1,030,037,777)	(4,964,911,504)	(3,747,908,762)

Other operating income	11,682,263	24,789,953	23,845,671	22,471,976	55,752,904

Loss from Operations	(899,431,396)	(189,413,732)	(247,935,684)	(2,167,454,875)	(942,077,628)

Investment income/ (expenses), net	760,625	(20,980,036)	(14,267,237)	4,363,911	(51,778,105)
Interest income/ (expenses), net	(1,759,701)	(6,900,309)	(7,958,690)	16,506,147	(18,271,694)
Foreign exchange related gains/ (losses), net	6,124,404	(270,407)	(2,815,634)	3,589,367	(5,612,677)
Other gains/ (losses), net	5,296,371	(4,213,270)	1,457,194	3,288,020	(6,276,007)
Non-operating income (loss)	10,421,699	(32,364,022)	(23,584,367)	27,747,445	(81,938,483)

Loss before provision for income taxes	(889,009,697)	(221,777,754)	(271,520,051)	(2,139,707,430)	(1,024,016,111)
Income tax benefits/ (expenses), net	600,811	(321,533)	2,081,351	1,802,433	658,290

Net loss	(888,408,886)	(222,099,287)	(269,438,700)	(2,137,904,997)	(1,023,357,821)

Net loss attributable to non-controlling interests	227,415	109,229	161,178	437,952	477,380
Net loss attributable to Qutoutiao Inc.	(888,181,471)	(221,990,058)	(269,277,522)	(2,137,467,045)	(1,022,880,441)

Accretion to convertible redeemable preferred shares redemption value	(3,627,599)	(12,315,628)	(12,153,937)	(8,921,185)	(36,334,590)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(891,809,070)	(234,305,686)	(281,431,459)	(2,146,388,230)	(1,059,215,031)

Net loss	(888,408,886)	(222,099,287)	(269,438,700)	(2,137,904,997)	(1,023,357,821)
Other comprehensive income/ (loss):
Foreign currency translation adjustment, net of nil tax	8,734,926	293,370	50,224,481	(6,473,241)	34,286,639
Total comprehensive loss	(879,673,960)	(221,805,917)	(219,214,219)	(2,144,378,238)	(989,071,182)
Comprehensive loss attributable to non-controlling interests	227,415	109,229	161,178	437,952	477,380
Comprehensive loss attributable to Qutoutiao Inc.	(879,446,545)	(221,696,688)	(219,053,041)	(2,143,940,286)	(988,593,802)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(3.24)	(0.82)	(0.96)	(7.91)	(3.68)

Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic	275,162,800	286,430,868	292,990,440	271,362,140	287,704,096
— Diluted	275,162,800	286,430,868	292,990,440	271,362,140	287,704,096

[5]

Revenues from transactions with related parties as a percentage of net revenues decreased to 4.4% in the third quarter of 2020 from 14.0% in the third quarter of 2019 on a year-over-year basis, but increased from 3.9% in the second quarter of 2020 on a quarter-over-quarter basis, respectively.

QUTOUTIAO INC.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the nine months ended
	September 30	June 30	September 30	September 30	September 30
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB

Loss from Operations	(899,431,396)	(189,413,732)	(247,935,684)	(2,167,454,875)	(942,077,628)
Add: Share-based compensation expenses[6]
Cost of revenues	1,113,137	3,077,141	4,361,030	4,399,261	10,922,438
General and administrative	6,607,320	13,059,206	49,065,733	66,245,970	114,606,183
Sales and marketing	11,597,854	3,612,409	22,104,231	30,465,141	47,404,034
Research and development	35,940,659	29,093,874	62,473,011	89,720,428	157,664,229

Non-GAAP Loss from Operations	(844,172,426)	(140,571,102)	(109,931,679)	(1,976,624,075)	(611,480,744)

Net loss	(888,408,886)	(222,099,287)	(269,438,700)	(2,137,904,997)	(1,023,357,821)
Add: Share-based compensation expenses[6]
Cost of revenues	1,113,137	3,077,141	4,361,030	4,399,261	10,922,438
General and administrative	6,607,320	13,059,206	49,065,733	66,245,970	114,606,183
Sales and marketing	11,597,854	3,612,409	22,104,231	30,465,141	47,404,034
Research and development	35,940,659	29,093,874	62,473,011	89,720,428	157,664,229

Non-GAAP net loss	(833,149,916)	(173,256,657)	(131,434,695)	(1,947,074,197)	(692,760,937)

Net loss attributable to Qutoutiao Inc.	(888,181,471)	(221,990,058)	(269,277,522)	(2,137,467,045)	(1,022,880,441)
Add: Share-based compensation expenses[6]
Cost of revenues	1,113,137	3,077,141	4,361,030	4,399,261	10,922,438
General and administrative	6,607,320	13,059,206	49,065,733	66,245,970	114,606,183
Sales and marketing	11,597,854	3,612,409	22,104,231	30,465,141	47,404,034
Research and development	35,940,659	29,093,874	62,473,011	89,720,428	157,664,229

Non-GAAP net loss attributable to Qutoutiao Inc.	(832,922,501)	(173,147,428)	(131,273,517)	(1,946,636,245)	(692,283,557)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(891,809,070)	(234,305,686)	(281,431,459)	(2,146,388,230)	(1,059,215,031)
Add: Share-based compensation expenses[6]
Cost of revenues	1,113,137	3,077,141	4,361,030	4,399,261	10,922,438
General and administrative	6,607,320	13,059,206	49,065,733	66,245,970	114,606,183
Sales and marketing	11,597,854	3,612,409	22,104,231	30,465,141	47,404,034
Research and development	35,940,659	29,093,874	62,473,011	89,720,428	157,664,229

Non-GAAP Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(836,550,100)	(185,463,056)	(143,427,454)	(1,955,557,430)	(728,618,147)

Non-GAAP net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(3.04)	(0.65)	(0.49)	(7.21)	(2.53)

Weighted average number of ADS used in computing basic and diluted earnings per ADS
— Basic	275,162,800	286,430,868	292,990,440	271,362,140	287,704,096
— Diluted	275,162,800	286,430,868	292,990,440	271,362,140	287,704,096

[6]	There is no tax impact associated with the Company’s share-based compensation expenses.

QUTOUTIAO INC.

Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	September 30	December 31	March 31	June 30	September 30
	2019	2019	2020	2020	2020
Net revenues	1,406.9	1,658.4	1,411.8	1,441.0	1,130.0

User engagement expenses[7]	536.1	571.4	507.5	457.2	264.7
User acquisition expenses[8]	788.3	680.9	502.0	435.7	385.9
Other sales and marketing expenses	178.8	115.5	65.1	32.5	50.9

Total sales and marketing expenses	1,503.2	1,367.7	1,074.5	925.3	701.5

Combined Average MAUs (in millions)	133.9	137.9	138.3	136.5	120.5
Combined Average DAUs (in millions)	42.1	45.7	45.6	43.0	39.7
New installed users (in millions)	119.9	123.0	109.2	132.2	67.3

Average net revenues per DAU per day (RMB)	0.36	0.39	0.34	0.37	0.31
User engagement expenses per DAU per day (RMB)	0.14	0.14	0.12	0.12	0.07
User acquisition expenses per new installed user (RMB)	6.58	5.54	4.60	3.30	5.73

[7]

We offer loyalty program for registered users of our mobile applications to enhance user engagement and loyalty and incentivise word-of-mouth referrals. “User engagement expenses” refer to the cost of loyalty points associated with taking specific actions, such as viewing and sharing of content, that encourage engagement and retention on our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User engagement expenses per DAU per day” refer to such expenses incurred on an average DAU per day during a particular period.

[8]

“User acquisition expenses” refer to the sum of the cost of loyalty points associated with referring new users to register on our mobile applications and the cost of third-party advertising and marketing of our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User acquisition expenses per new installed user” refer to the average cost of acquiring a new installed user from both word-of-mouth referrals and third-party channels.